EXHIBIT 21.0

SUBSIDIARIES

Name	Jurisdiction of Formation
CyberOptics UK, Ltd.	United Kingdom
CyberOptics Holdings UK, Ltd.	United Kingdom
CyberOptics (Singapore) Pte. Ltd	Singapore
CyberOptics Semiconductor, Inc.	Minnesota
CyberOptics (China) Co., Ltd.	People’s Republic of China